Amalgamated Pictures Corp.
35 JA Ely Blvd., Suite 110
Dania Beach, FL 33004

                                                                              September 24, 2008

Heather Clark, Staff Accountant
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549

                              Re: Amalgamated Pictures Corp.
                                     Form 10-KSB for the Year Ended December 31, 2007
                                     File No.   000-51871

Dear Ms. Clark:

            In response to your letter of August 21, 2008 regarding our evaluation of our internal control over financial reporting, as required by Exchange Rules 13a-15 and 15d-15, we agree with your recommendation that we revise Item 8A of our Form 10-KSB for the year ended December 31, 2007.

            We also agree that it is appropriate for us to revise our Principal Executive Officer and Principal Financial Officer certification pursuant to Item 601(b)(31) of Regulation S-B.

            In accordance with the changes recommended above, we will be filing on Thursday, September 25, 2008, Form 10-KSB/A, which will amend the Form 10-KSB that was originally filed by us on April 10, 2008. We also will file an amended Form 10-Q for the quarter ended March 31, 2008, which was originally filed by us on May 14, 2008, solely to revise our Principal Executive Officer and Principal Financial Officer certification.

Amalgamated Pictures Corp. acknowledges that:

-         the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Very truly yours,

                                                                                    /s/ Avery Pack

                                                                                    Avery Pack
                                                                                    President